FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Signs Official Distribution Agreement with Valorista, a Leading Spanish Software Vendor and an Affiliate Member of the Asseco Group

PRESS RELEASE

Magic Signs Official Distribution Agreement with Valorista, a Leading Spanish Software Vendor and an Affiliate Member of the Asseco Group

Agreement will Strengthen Magic's Regional Presence and will Enhance Valorista’s Software Offering

Or Yehuda, Israel, April 03, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that it has signed an official distribution agreement with Valorista, a leading Spanish-based wholesale software vendor, which is one of the Asseco South Western Europe group of companies.

This agreement follows the recent distribution agreement signed by Magic with Asseco Poland, a subsidiary of the Asseco Group, Magic’s controlling shareholder and one of Europe’s largest and most influential software vendors.

Valorista operates in Spain as a subsidiary of Asseco Wholesale Services, working with specialized partners in the IT industry, such as engineering companies, business and IT consultants, computer retail stores, system integrators, and more. Magic’s application and business integration platforms ideally complement Valorista's offering for the IT channel, providing its dealers with new strategic tools to respond effectively to market demands for efficient development, deployment, and integration of business applications.

Commenting on the agreement, Eric Choppe, Managing Director of Magic Software Southern Europe, said: “This is an important step forward, as we pursue our effort to provide better and more direct support to our existing customer base in Spain, and everywhere we operate. We aim to leverage Valorista's strong experience of the Spanish market to substantially expand our local presence in response to the growing demand for high-end development and integration solutions. This agreement also further strengthens our relationship with the Asseco Group, which provides Magic with an important gateway into many markets throughout Europe."

Fernando Puente, Valorista Sales Manager, said: “This agreement will enable Valorista to further enrich and diversify our comprehensive portfolio of value-added solutions for the IT Channel, as well as differentiating our offer from our competitors.”

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About Valorista

Valorista is a leading Spanish wholesale software vendor, with a staff of highly specialized experts in the ICT market, and more than 20 years of experience in finding the best solutions for its customers' needs. Valorista offers a wide range of services and facilities, including IT labs, engineering, logistics, finance, aftermarket, and recycling services, supporting even the largest and most complex operations.

For more information, visit www.valorista.es.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contacts:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

David Lebrero, Marketing Manager

Valorista

Tel: +34 976 700 073/638 028 509

marketing@valorista.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Signs Official Distribution Agreement with Valorista, a Leading Spanish Software Vendor and an Affiliate Member of the Asseco Group

Exhibit 10.1